UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2014

Shaw Communications Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Alberta ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 900 630 - 3rd Avenue S.W. Calgary, Alberta T2P 4L4
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Press Release dated September 24, 2014 - Shaw Announces Retirement of Steve
Wilson, Executive V.P. and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: September 24, 2014	By:	Peter Johnson
	Name:	Peter Johnson
	Title:	Sr.V.P. General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Shaw Announces Retirement of Steve Wilson, Exec. V.P. and CFO